NAME OF REGISTRANT: Markel Group, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal on the Markel Group, Inc.’s

2024 Proxy Statement:

Report on Company Greenhouse Gas Emissions

Markel Group, Inc. Symbol: (MKL)

Filed by: Green Century Capital Management, Inc.

Green Century Capital Management, Inc. ("Green Century”) seeks your support for the climate-related proposal filed at Markel Group, Inc. (“Markel Group” or the “Company”) in its 2024 proxy statement. The proposal asks the Company to disclose important information about the greenhouse gas (GHG) emissions associated with its business, inclusive of investing and insuring, and where applicable, financing.

The Proponent believes taking such action will serve the long-term interests of the Company by reducing reputational and regulatory risks while addressing investor concerns over corporate governance and inadequate disclosure practices.

RESOLVED: Shareholders request that Markel Group issue a report, at reasonable cost and omitting proprietary information, disclosing the GHG emissions from its underwriting, insuring, and investment activities.

SUPPORTING STATEMENT: In preparing the report, we recommend, at management’s discretion:

•	Taking into consideration GHG emissions disclosure guidance such as the GHG Protocol and Partnership For Carbon Accounting Financials Insurance-Associated Financials standard.
•	As necessary Markel can initially base reporting on reasonable emissions estimates and provide a timeline for its disclosures.

RATIONALE FOR A “YES” VOTE

1.	Failure to meet investor expectations on disclosure and governance practices. Investors expect companies to disclose decision-useful information by publishing comprehensive sustainability reports and all material GHG emissions. Investors also expect company boards to engage in oversight over corporate sustainability issues. At Markel Group, oversight of sustainability risks is not incorporated into board committee charters, nor does oversight appear integrated into any board sub-committees.

2.	Markel Group significantly lags peers in disclosing insurance and investment associated emissions. Markel Group significantly lags peers who have already disclosed GHG emissions related to their operations and are now disclosing emissions associated with their investment and underwriting activities. U.S. insurers, Travelers[1] and AIG[2], have begun to disclose emissions associated with their investments, as have Swiss Re3, Munich Re4, Allianz[5] and Aviva.[6] Further, Swiss Re7 is starting to disclose its insurance associated emissions, and Aviva[8] plans to do so as well.

3.	Markel Group is exposed to reputational risk because it supports the goal of carbon neutrality but has not disclosed policies, plans, or actions aligning its business with a carbon neutral goal. Markel Group states that it supports the insurance industry’s push for carbon neutrality as part of achieving the goals of Paris Agreement.[9] However, the Company offers no strategies, plans, or insights into how it will align its own insurance and investment activities with the emissions reductions called for by the Paris Agreement. By fulfilling the requests of this proposal, Markel Group will take important steps toward creating a baseline of the full scope of its emissions and demonstrate how seriously it takes its role in achieving steep, economy-wide emissions reductions.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for the shareholder proposal, Report on Company Greenhouse Gas Emissions, following the instructions provided on the management’s proxy mailing.

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1 https://sustainability.travelers.com/iw-documents/sustainability/Travelers_SustainabilityReport2022.pdf p.24

2 https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/report/aig-esg-report_2022.pdf p.32

3 https://www.swissre.com/dam/jcr:ec822a14-a4d7-4b6b-b0e2-49ae6036058c/2022-financial-report-doc-en.pdf#page=148 p.175

4 https://www.munichre.com/content/dam/munichre/contentlounge/website-pieces/documents/MunichRe-Sustainability-Report_2022.pdf/_jcr_content/renditions/original./MunichRe-Sustainability-Report_2022.pdf p.37

5 https://www.allianz.co.uk/content/dam/onemarketing/azuk/allianzcouk/about-us/docs/pdfs/social-responsibility/Allianz_Group_Sustainability_Report_2021-web.pdf p.85

6 https://www.aviva.com/sustainability/reporting/climate-related-financial-disclosure/ p.67

7 https://www.swissre.com/sustainability/approach/metrics-targets/net-zero-insurance.html

8 https://www.aviva.com/sustainability/reporting/climate-related-financial-disclosure/ p.45

9 https://www.markel.com/about-us/news-and-press/spotlight-on-renewable-energy

I.	EXECUTIVE SUMMARY

The shareholder proposal requests Markel Group disclose the GHG emissions associated with its underwriting, insuring, and investment activities. The Company does not currently disclose its Scope 1 or 2 operational emissions, which likely represent a tiny fraction of its overall GHG footprint,10 making its insurance and investment associated emissions far more meaningful to investors who are assessing the Company’s climate risk.

Markel Group significantly lags U.S. and Europe-based peer property and casualty insurance companies that have more thoroughly integrated sustainability into their policies, disclosures, and governance practices. For example, the Company does not publish a sustainability report, but rather offers a single webpage published in 2022 on renewable energy insurance opportunities.11 Of greater concern, Markel Group does not integrate sustainability oversight into any of its board committees,12 which is now a common practice among leading insurers.13,14,15,16,17,18

In its opposition statement, the board discusses its oversight of Markel Group’s risk management framework on an enterprise-wide basis, including the oversight of material climate risk. As the basic function of an insurance company is assessing and pricing risk, focusing on normal board oversight functions indicates the board does not wholly understand the core request of the proposal nor the associated risks it addresses.

The process of measuring and/or estimating and disclosing insurance and investment associated GHG emissions provides investor value because it can help Markel Group identify business practices that are not aligned with the economy-wide emissions reductions required to limit global temperate rise to a 1.5°C, in alignment with the Paris Agreement. Further, as an insurer that must navigate the varying and increasingly unpredictable impacts of climate change, Markel Group’s underwriting and investments create emissions that augment warming trends and may threaten the profitability of its operating companies, particularly its insurance business.

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10 https://www.mckinsey.com/industries/financial-services/our-insights/insurance/net-zero-underwriting-in-p-and-c-and-the-growth-at-stake

11 https://www.markel.com/about-us/news-and-press/spotlight-on-renewable-energy

12 https://ir.mklgroup.com/investor-relations/governance/governance-documents/default.aspx

13 https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/legal/aig-nominating-and-corporate-governance-committee-charter.pdf

14 https://about.chubb.com/content/dam/chubb-sites/chubb/about-chubb/governance/pdfs/nominating-and-governance-committee-charter_august-2023.pdf

15 https://www.swissre.com/about-us/our-approach/corporate-governance/board-committees.html

16 https://www.munichre.com/content/dam/munichre/contentlounge/website-pieces/documents/RoP-AC_valid-2022-10-14.pdf/_jcr_content/renditions/original./RoP-AC_valid-2022-10-14.pdf

17 https://www.allianz.com/content/dam/onemarketing/azcom/Allianz_com/about-us/management/en-221215-Geschaeftsordnung-Aufsichtsrat.pdf

18 https://static.aviva.io/content/dam/aviva-corporate/documents/companysecretarial/pdfs/TermsOfReference/customer-and-sustainability-committee-terms-of-reference-2023.pdf

Markel Group peers, many of whom are holding companies, have already disclosed their operational emissions and have begun disclosing emissions associated with their investment and underwriting activities. U.S. insurers, Travelers19 and AIG20, have started to disclose emissions associated with their investments, as have Swiss Re21, Munich Re22, Allianz23 and Aviva.24 Further, Swiss Re25 is starting to disclose its insurance associated emissions, and Aviva26 plans to do so as well.

In addition, Markel Group may be exposed to reputational risk. As the Company states on its website, it has “continued to support the insurance industry’s push for carbon neutrality as part of the Paris Climate Agreement.”27 However, it has offered no indication of how it is supporting the insurance industry’s push for carbon neutrality, which may damage the Company’s credibility and lead to reputational risk.

I.	FAILURE TO MEET TO INVESTOR EXPECTATIONS ON DISCLOSURE AND GOVERNANCE PRACTICES

Investors expect companies to report decision-useful data about GHG emissions that are associated with their supply chains, products, and services, while concurrently working to effect emissions reductions. Markel Group does not disclose GHG emissions associated with any aspect of its business. Additionally, it does not publish a sustainability report(s) either at the group or company level, indicating to investors that issues of sustainability have not been prioritized by the Company.

Rather than engaging in a process to better understand its GHG emissions footprint, or at a minimum, report on its Scopes 1 and 2 emissions, Markel Group describes such efforts as impractical and not an efficient use of shareholders investment. We disagree. Reporting on significant GHG emissions helps investors understand how Markel Group companies are contributing to their enterprise climate risk and exposing diversified investors to portfolio-level climate risk.

Markel Group should not focus on the minutia of emissions data collection as a reason to forego efforts to collect data. Even though the Company, in its words, “underwrites and provides insurance and reinsurance worldwide for thousands of insureds from individuals and small businesses to Fortune 1000 companies,” adopting a commonsense approach of collecting data from insurance clients and investments with high emission profiles is a logical first step. As the insurance and financial sectors create better estimation methodologies, it is appropriate to disclose more granular emissions data in the future.

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19 https://sustainability.travelers.com/iw-documents/sustainability/Travelers_SustainabilityReport2022.pdf p.24

20 https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/report/aig-esg-report_2022.pdf p.32

21 https://www.swissre.com/dam/jcr:ec822a14-a4d7-4b6b-b0e2-49ae6036058c/2022-financial-report-doc-en.pdf#page=148 p.175

22 https://www.munichre.com/content/dam/munichre/contentlounge/website-pieces/documents/MunichRe-Sustainability-Report_2022.pdf/_jcr_content/renditions/original./MunichRe-Sustainability-Report_2022.pdf p.37

23 https://www.allianz.co.uk/content/dam/onemarketing/azuk/allianzcouk/about-us/docs/pdfs/social-responsibility/Allianz_Group_Sustainability_Report_2021-web.pdf p.85

24 https://www.aviva.com/sustainability/reporting/climate-related-financial-disclosure/ p.67

25 https://www.swissre.com/sustainability/approach/metrics-targets/net-zero-insurance.html

26 https://www.aviva.com/sustainability/reporting/climate-related-financial-disclosure/ p.45

27 https://www.markel.com/about-us/news-and-press/spotlight-on-renewable-energy

Further, board-level oversight of Markel Group’s sustainability risk is lacking. While the board manages climate risk as it pertains to assessing the Company’s underwriting risk appetite and pricing structures, there is no explicit oversight of climate as a part of a spectrum of corporate sustainability risk. In fact, none of its board committee charters addresses oversight of sustainability risk. Additionally, Markel Group does not publish information about whether there are board subcommittees with such oversight responsibility.

In its opposition statement, the board states that “climate and sustainability strategy, policies and programs should be addressed at the operating company level, with oversight by the Board.” However, none of Markel Group’s operating companies disclose information about sustainability risk or strategies, policies, and programs, and, as articulated above, the extent of the board’s oversight responsibilities is unclear.

II.	MARKEL GROUP SIGNIFICANTLY LAGS PEERS IN DISCLOSING INSURANCE AND INVESTMENT ASSOCIATED EMISSIONS.

According to a McKinsey analysis of a representative sample of European property and casualty insurers, insurance underwriting portfolio accounts for roughly 50% of total enabled emissions, with the majority coming from retail motor insurance and commercial lines insurance.28 The analysis notes that the investment portfolio accounts for the other half of total emissions, while Scope 1-3 emissions from business operations are marginal in comparison.29

The board notes in its opposition statement that it is unaware of available methods to accurately and reliably measure the GHG emissions of the Company’s insureds or emissions associated with its other insurance operations. It similarly contends that reliable data is not available “to calculate the GHG emissions associated with the vast majority of the Company’s investment portfolio.” However, this assessment means the Company out of step with peers who already collect underwriting and investment associated emissions. For example, U.S. insurers, Travelers30 and AIG,31 have begun to disclose emissions associated with their investments, as have Swiss Re,32 Munich Re,33 Allianz34 and Aviva.35 Further, Swiss Re36 is starting to disclose its insurance associated emissions, and Aviva37 plans to do so as well.

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28 https://www.mckinsey.com/industries/financial-services/our-insights/insurance/net-zero-underwriting-in-p-and-c-and-the-growth-at-stake

29 Ibid.

30 https://sustainability.travelers.com/iw-documents/sustainability/Travelers_SustainabilityReport2022.pdf p.24

31 https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/report/aig-esg-report_2022.pdf p.32

32 https://www.swissre.com/dam/jcr:ec822a14-a4d7-4b6b-b0e2-49ae6036058c/2022-financial-report-doc-en.pdf#page=148 p.175

33 https://www.munichre.com/content/dam/munichre/contentlounge/website-pieces/documents/MunichRe-Sustainability-Report_2022.pdf/_jcr_content/renditions/original./MunichRe-Sustainability-Report_2022.pdf p.37

34 https://www.allianz.co.uk/content/dam/onemarketing/azuk/allianzcouk/about-us/docs/pdfs/social-responsibility/Allianz_Group_Sustainability_Report_2021-web.pdf p.85

35 https://www.aviva.com/sustainability/reporting/climate-related-financial-disclosure/ p.67

36 https://www.swissre.com/sustainability/approach/metrics-targets/net-zero-insurance.html

37 https://www.aviva.com/sustainability/reporting/climate-related-financial-disclosure/ p.45

Property and casualty insurance companies are applying emissions measurement methodologies developed by the Partnership for Carbon Accounting Financials (PCAF). Established in 2015, PCAF first developed methodologies to help banks and other financial institutions calculate their finance associated emissions. As of March 2024, 20 insurance companies had committed to disclose or had disclosed their finance and investment associated emissions by applying PCAF guidelines.38

In November 2022, PCAF established a methodology for measuring insurance associated emissions.39 It noted at that time that a ”global, standardized methodology to measure and disclose the GHG emissions associated with insurance and reinsurance underwriting portfolios will give re/insurers the possibility to gain deeper insight into the risk profile of their respective underwriting portfolios, stimulate innovative approaches to decarbonization, and create comparability for stakeholders.”40

Markel Group has the opportunity to provide investors (and the Company itself) with strategic information about the risk profiles and decarbonization opportunities of its subsidiary companies. Rather than a myopic focus on emissions data reliability, the board could apply a commonsense approach by collecting data in areas associated with heavy-emitting companies, such as its energy sector underwriting portfolio, and where emissions estimates are readily available and vetted. For corporations, measuring GHG emissions has long been an iterative process; thus, Markel Group should also view data measurement and estimation efforts for its insurance and investment associated emissions through this lens.

Consultants and investor organizations support this perspective. For example, Morningstar’s Sustainalytics advises that “A company can be encouraged to focus efforts on its most material scope 3 category first and disclose the reasons why it is not reporting against the remaining categories.” In addition, the Institutional Investors Group on Climate Change, a leading European investor organization, reports that “Companies typically begin reporting scope 3 emissions by focusing on the most material categories and/or those for which they have the best data. Data and methodologies tend to be refined over time, leading to re-statement by reporting companies. Companies will also start to include additional categories over time, which results in higher overall scope 3 numbers.”37

III.	MARKEL GROUP IS EXPOSED TO REPUTATIONAL RISK.

Markel Group states on its website that it supports the insurance industry’s push for carbon neutrality as part of achieving the goals of Paris Agreement.41 However, the Company provides no evidence regarding how it supports carbon neutrality within the insurance industry or through its own products and services. Markel Group’s statement is an acknowledgement of the need to move property and casualty insurers toward a carbon neutral future. By fulfilling the request of the proposal, the Company could take an important step toward creating a baseline of the full scope of its emissions and demonstrate how seriously it takes its role in achieving steep, economy-wide emissions reductions.

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38 https://carbonaccountingfinancials.com/financial-institutions-taking-action#overview-of-financial-institutions

39 https://carbonaccountingfinancials.com/files/downloads/pcaf-standard-part-c-insurance-associated-emissions-nov-2022.pdf

40 https://carbonaccountingfinancials.com/en/newsitem/pcaf-launches-the-global-ghg-accounting-and-reporting-standard-for-insurance-associated-emissions

41 https://www.markel.com/about-us/news-and-press/spotlight-on-renewable-energy

IV.	CONCLUSION

While Markel Group is an attractive company in many respects, it has not been responsive to a changing context in which sustainability reports, clearly articulated board responsibilities for reviewing sustainability risk, or GHG emissions disclosures are now de rigeur. In asking the Company to begin the iterative process of measuring and disclosing emissions associated with its underwriting and investment activities, the proposal focuses on disclosure on the majority of emissions associated with an insurance company’s business, and as McKinsey writes in March 2023, underwriting and insurance associated emissions comprise 99+% of the total emissions of the insurers it analyzed.42

By beginning to collect emissions data, Markel Group may uncover risks and opportunities residing in its operating companies. Importantly, the process can elucidate where the Company is enabling long-term emissions of greenhouse gases among its insurance clients or investments. Understanding the Company’s emissions footprint can clarify where it is contributing to its own climate risk as well as that of diversified investors for whom climate change is an undiversifiable and unhedgeable risk.43

Shareholders are urged to vote FOR the proposal asking Markel Group to issue a report, at reasonable cost and omitting proprietary information, disclosing the GHG emissions from its underwriting, insuring, and investment activities.

For questions regarding this proposal, please contact Andrea Ranger, Green Century Capital Management, aranger@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for the shareholder proposal, Report on Company Greenhouse Gas Emissions, following the instructions provided on the management’s proxy mailing.

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42 https://www.mckinsey.com/industries/financial-services/our-insights/insurance/net-zero-underwriting-in-p-and-c-and-the-growth-at-stake

43 https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf. Pg4.